40-33

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800

FAX: (617) 573-4822

www.skadden.com

811-21323


11000083


RECEIVED
JUL 20 2011
OFFICE OF THE SECRETARY

July 18, 2011


SEC Mail Processing Section
RECEIVED
JUL 18 2011
Wash. D.C.
191

BY HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: Manuszak v. Esty, et al.,
Civ. No. 10-3456-BLS1 (Mass. Super. Ct.);
Manuszak v. Esty, et al.,
Civ. No. 10-3457-BLS1 (Mass. Super. Ct.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached for filing on behalf of Eaton Vance Management and Eaton Vance Corp. are the judgments entered by the Massachusetts Superior Court (Suffolk County) dismissing the above-referenced matters.

Very truly yours,

James R. Carroll/KWM

James R. Carroll

Enclosures

cc: Maureen Gemma
Kathryn McElroy

Commonwealth of Massachusetts
County of Suffolk
The Superior Court

14

CIVIL DOCKET# **SUCV2010-03456**

Manuszak,
Plaintiff(s)
vs
Trustees of the Eaton Vance Limited Duration Income Fund et al,
Defendant(s)

<u>JUDGMENT ON MOTION TO DISMISS</u>
(Mass.R.Civ.P. 12b)

This action came on for hearing before the Court, Peter Lauriat, Justice upon the Defendant's, Trustees of the Eaton Vance Limited Duration Income Fund, Benjamin C Esty, Norton H Reamer, Allen R Freedman, William H Park, Ronald A Pearlman, Heidi L Steiger, Lynn A Stout, Ralph F Verai, Thomas E Faust Jr, John Doe 1-100, Jane Doe 1-100, Eaton Vance Management, Eaton Vance Corp, Eaton Vance Limited Duration Income Fund, motion to dismiss pursuant to Mass. R.Civ.P. 12(b), and upon consideration thereof,

It is **ORDERED** and **ADJUDGED**:

That the Complaint of the plaintiff (s), Richard Manuszak is hereby dismissed against the defendant (s), Trustees of the Eaton Vance Limited Duration Income Fund, Benjamin C Esty, Norton H Reamer, Allen R Freedman, William H Park, Ronald A Pearlman, Heidi L Steiger, Lynn A Stout, Ralph F Verai, Thomas E Faust Jr, John Doe 1-100, Jane Doe 1-100, Eaton Vance Management, Eaton Vance Corp, Eaton Vance Limited Duration Income Fund, and the defendant(s) recovers its costs of action.

Dated at Boston, Massachusetts this 5th day of July, 2011.

Notice sent 7/6/11
TMH
SMG
SSB
CAL
JRC

By: [signature]
Assistant Clerk

~~Copies mailed~~

cvdjud12b_1.wpd 3953524 memord shisslak

JUDGMENT ENTERED ON DOCKET 7/6 2011
PURSUANT TO THE PROVISIONS OF MASS. R. CIV. P. 58(a)
AND NOTICE SENT TO PARTIES PURSUANT TO THE PRO
VISIONS OF MASS. R. CIV. P. 77(d) AS FOLLOWS

Commonwealth of Massachusetts
County of Suffolk
The Superior Court

13

CIVIL DOCKET# **SUCV2010-03457**

Manuszak,

Plaintiff(s)

vs

Trustees of the Eaton Tax-Advantages Dlobal Dividend Income Fund et al,
Defendant(s)

JUDGMENT ON MOTION TO DISMISS
(Mass.R.Civ.P. 12b)

This action came on for hearing before the Court, Peter Lauriat, Justice upon the Defendant's, Trustees of the Eaton Tax-Advantages Dlobal Dividend Income Fund, Benjamin C Esty, Norton H Reamer, Allen R Freedman, William H Park, Ronald A Pearlman, Heidi L Steiger, Lynn A Stout, Ralph F Verni, Thomas E Faust Jr, John Doe 1-100, Jane Doe 1-100, Eaton Vance Management, Eaton Vance Corp, Trustees of the Eaton Tax-Advantages Dlobal Dividend Income Fund, motion to dismiss pursuant to Mass. R.Civ.P. 12(b), and upon consideration thereof,

It is **ORDERED** and **ADJUDGED**:

That the Complaint of the plaintiff (s), Richard Manuszak is hereby dismissed against the defendant (s), Trustees of the Eaton Tax-Advantages Dlobal Dividend Income Fund, Benjamin C Esty, Norton H Reamer, Allen R Freedman, William H Park, Ronald A Pearlman, Heidi L Steiger, Lynn A Stout, Ralph F Verni, Thomas E Faust Jr, John Doe 1-100, Jane Doe 1-100, Eaton Vance Management, Eaton Vance Corp, Trustees of the Eaton Tax-Advantages Dlobal Dividend Income Fund, and the defendant(s) recovers its costs of action.

Dated at Boston, Massachusetts this 5th day of July, 2011.

Notice Sent 7/6/11

SJT SAB CAL
JSD JMK SRC
MY THMq
SMG
LLS
GG SSB

Copies mailed

By: [signature] Assistant Clerk

cvdjud12b_1.wpd 3953839 memord shisslak

JUDGMENT ENTERED ON DOCKET 7/6 20 11
PURSUANT TO THE PROVISIONS OF MASS. R. CIV. P. 58(a)
AND NOTICE SENT TO PARTIES PURSUANT TO THE PROVISIONS OF MASS. R. CIV. P. 77(d) AS FOLLOWS